Jeremy D. Franklin Vice President, Associate General Counsel 8500 Andrew Carnegie Blvd. Charlotte, NC 28262 T 704.988.4101 jeremy.franklin@nuveen.com

September 9, 2020

Ashley Vroman-Lee

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	TIAA-CREF Funds Post-Effective Amendment No. 131 to Registration Statement on Form N-1A (File Nos. 333-76651, 811-09301)

Dear Ms. Vroman-Lee:

On behalf of the TIAA-CREF Funds (the “Registrant” or the “Trust”), we are hereby responding to comments provided to us telephonically on August 12, 2020 regarding the Prospectuses and Statement of Additional Information (“SAI”) for the new TIAA-CREF Lifecycle 2065 Fund and TIAA-CREF Lifecycle Index 2065 Fund (the “Funds”) included in Post-Effective Amendment No. 131, which was filed on June 29, 2020 (the “initial filing”). Set forth below are our responses to your comments on the initial filing.

1.       In the tables in the “Fees and expenses” section of each Fund’s Prospectus, please include the Account Maintenance Fee, if applicable.

The Account Maintenance Fee is applicable only to series of the Registrant that offer Retail Class shares. As the Funds do not offer Retail Class shares, the Account Maintenance Fee is not applicable to the Funds, and therefore is not included.

2.       With respect to footnote 2 in the “Fees and expenses” section of each Fund’s Prospectus, if other expenses of Class W shares of the Underlying Funds (as defined in each Prospectus) of the Trust are allocated to the Funds, and there is an increase in other expenses in Class W shares of such Underlying Funds, does this require a shareholder vote for a Fund to increase the investment management fee of the Fund? The staff notes that if there is a large increase in other expenses of Class W shares of the Underlying Funds of the Trust, the investment management fees of a Fund will increase significantly without a shareholder vote. Does the Board of Trustees (the “Board”) of the Trust evaluate investment management fees and other expenses of Class W shares of the Underlying Funds of the Trust as part of the Section 15(c) review process for the Funds?

With respect to expenses of Class W shares of the Underlying Funds of the Trust that are waived and/or reimbursed by Teachers Advisors, LLC, the Funds’ investment adviser (“Advisors”), other expenses and investment management fees are treated separately. With respect to other expenses, the

Ashley Vroman-Lee
September 9, 2020

following disclosure is included in the “Management of the Funds – Other services” section of each Prospectus:

Advisors, in its capacity as administrator to the Fund and the Underlying Funds of the Trust, has contractually agreed to reimburse, for Class W shares of the Underlying Funds of the Trust, Class W’s net other expenses (excluding interest, taxes, brokerage commissions or other transactional expenses, Acquired fund fees and expenses, Trustee expenses and extraordinary expenses) in their entirety so long as the Fund reimburses Advisors for such expenses, as described below. Advisors expects this expense reimbursement arrangement to remain in effect indefinitely, unless changed or terminated with approval of the Board of Trustees. As part of this contractual arrangement, the Fund has agreed to reimburse Advisors for the Fund’s pro rata share of the Class W other expenses of the Underlying Funds of the Trust in which the Fund invests that are reimbursed by Advisors pursuant to the arrangement. Therefore, these expenses are reflected as part of “Other expenses” in the “Fees and expenses” section of the Fund in this Prospectus. Any amounts excluded from Advisors’ reimbursement of the net other expenses allocable to Class W shares of the Underlying Funds of the Trust will be incurred indirectly by the Fund and reflected as “Acquired Fund fees and expenses” in the “Fees and expenses” section of each Fund in this Prospectus, as applicable.

Other expenses reallocated from Class W shares to the Funds are therefore reflected only in “Other expenses” in the “Fees and expenses” section of each Fund’s Prospectus, and do not impact the investment management fees paid by the Funds. For this reason, any increase in other expenses of Class W shares of the Underlying Funds of the Trust would not impact the investment management fees paid by the Funds, and would not implicate the possibility of a shareholder vote.

Investment management fees of Class W shares of the Underlying Funds of the Trust are waived and/or reimbursed by Advisors at the Underlying Funds’ level and then reallocated to the Funds pursuant to each Fund’s investment management fee, as disclosed in the “Management of the Funds – Investment management fees” section of each Prospectus:

Under the terms of the Management Agreement, Advisors is entitled to a fee that is made up of two components, which are added together to create the total investment management fee. The first component, the Asset Allocation Fee Rate, is an annual rate of 0.10% of the average daily net assets of the Fund. The second component, the Underlying Funds Fee Rate, is calculated as follows: for each Underlying Fund of the Trust in which the Fund is invested, the effective Underlying Fund’s annual investment management fee rate, as determined pursuant to its investment management agreement, net of any fee waivers or reimbursements applicable to the Underlying Fund (other than the Class W investment management fee waiver and/or reimbursement agreement

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September 9, 2020

discussed below), in proportion to the percentage of the Fund’s net assets invested in the Underlying Fund, applied to the average daily net assets of the Fund.

As described in the same section, each Fund therefore bears a pro rata share of the investment management fees of the Class W shares of the Underlying Funds of the Trust through the Underlying Funds Fee Rate component of the Funds’ investment management fees, and such fees are reflected as part of “Management fees” in the “Fees and expenses” section of each Fund’s Prospectus. In connection with the transition of the existing TIAA-CREF Lifecycle and Lifecycle Index Funds (i.e., those TIAA-CREF Lifecycle and Lifecycle Index Funds other than the Funds) to this fee structure, the Registrant relied on the no-action letter the Securities and Exchange Commission (“SEC”) staff granted to American Century Investment Management, Inc. (pub. avail. Dec. 20, 2016) (“American Century”). The Funds are not required to rely on this letter to implement the fee structure for the Funds since, as described above, each Fund’s investment management agreement, at launch, will precisely describe all compensation to be paid under its investment management agreement as required by Section 15(a)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”). However, management will monitor the investment management fees of the Funds, consistent with the existing process utilized for the TIAA-CREF Lifecycle and Lifecycle Index Funds and as required by American Century, to ensure that they do not exceed the investment management fees that investors in the Funds would have paid directly (through a Fund’s investment management fees) and indirectly (through a Fund’s investments in Underlying Funds) if the investment management fees of the Underlying Funds were instead charged to and not waived for the Underlying Funds. Given the investment management fee structure of the Funds, the Board considers the investment management fees of the Underlying Funds as part of the Section 15(c) review process for the Funds. Given that the other expenses of the Underlying Funds do not impact the investment management fees of the Funds, as described above, the Board does not consider those expenses as part of the Section 15(c) review process for the Funds.

3.       How does management actively monitor if Class W is being administered appropriately? On the financial statements of the Underlying Funds of the Trust Class W shows 0.00% net expenses; however, the class is not 0.00% for the Funds as expenses of Class W are allocated to the Funds. How does management ensure that another class is not more appropriate for a Fund if the Class W expenses are really greater than 0.00%?

As part of its oversight of the Funds, management will actively monitor to ensure that Class W is being administered appropriately and that another class of the Underlying Funds of the Trust is not more appropriate. Prior to any waivers of the expenses of Class W, expenses are allocated to Class W pursuant to the same procedures that are used in allocating expenses to the other share classes of the Underlying Funds of the Trust. Additionally, prior to the operation of the waiver of substantially all of the net other expenses of Class W (the “Class W Waiver”), Class W is also subject to the expense reimbursement arrangements applicable to the Underlying Funds of the Trust (“Expense Caps”) that are applicable to all other classes. The Expense Caps on Class W, as approved by the Board, are identical to the Expense Caps on the Institutional Class, which generally has the lowest net expenses of any class (excluding Class W after the operation of the Class W Waiver). This ensures that the expenses of Class W that are reallocated to the Funds (which are those that are waived pursuant to the Class W Waiver) are not greater than the net expenses of the Institutional Class. The Registrant therefore respectfully submits that by following the same procedures in allocating expenses to Class W and by setting the Expense Caps on Class W at the

Ashley Vroman-Lee
September 9, 2020

same level as those on the Institutional Class, management is actively monitoring to ensure that Class W is being administered appropriately and that another class of the Underlying Funds of the Trust is not more appropriate.

4.       Will Advisors be able to recoup waived expenses under the Funds’ expense limitation arrangements?

Advisors is not permitted to recoup any expenses of the Funds that it waives or reimburses under the Funds’ expense limitation arrangements.

5.       With respect to each Fund’s principal investment strategies disclosure in the Prospectuses, please expand the discussion of equity strategies (e.g., will there be investments in emerging markets or small-cap stocks) that an investor might want to know. Additionally, will each Prospectus be revised later to expand the discussion of fixed-income securities such as junk bonds or mortgage-backed securities?

In the “Principal investment strategies” section of the Prospectus for the TIAA-CREF Lifecycle 2065 Fund, the following disclosure will be added to disclose the types of equity and fixed-income securities that the Fund may have exposure to in relation to its investments in Underlying Funds:

As a result of its investments in the Underlying Funds, the Fund’s returns will reflect investments in a mix of domestic and foreign equities of companies of various sizes and market capitalizations, a variety of domestic and foreign fixed-income instruments of private and governmental issuers of varying maturities and credit qualities and direct real estate.

Substantially similar disclosure will be added to the “Principal investment strategies” section of the Prospectus for the TIAA-CREF Lifecycle Index 2065 Fund, except that it will not include a reference to direct real estate, as the Fund does not invest in that market sector.

6.       In the fourth paragraph of the “Principal investment strategies” section of each Fund’s Prospectus, what are the “additional or replacement market sectors” that are not additional or replacement Underlying Funds. The staff may have additional comments.

The “additional or replacement market sectors” are market sectors that are not currently sectors to which a Fund has a target allocation. Such a sector may be added if the Fund’s portfolio management team “believes that it will help to achieve the Fund’s investment objective.” To the extent Advisors chooses to allocate a Fund’s assets to one or more additional market sectors, it would also cause the Fund to invest in additional Underlying Fund(s), and the market sector name would reflect the primary type of investment of such additional Underlying Fund(s). A Fund may also invest in new Underlying Funds within existing market sectors. The Registrant respectfully notes that the ability to allocate assets to additional or replacement market sectors or invest in additional or replacement Underlying Funds not listed in a Prospectus is limited by the last sentence in the same paragraph, which states that “[i]f 10% or more of the Fund’s assets are expected to be invested in any Underlying Fund not [in the Prospectus], shareholders will receive prior notice of such change.”

Ashley Vroman-Lee
September 9, 2020

7.       In the same paragraph as in comment 6, it states that “[t]he relative allocations among Underlying Funds within a market sector may be changed at any time without notice to shareholders.” Please confirm that all allocations among Underlying Funds will be clearly disclosed in a Prospectus.

For the Funds, the Registrant has disclosed what the relative target allocations among the broad asset classes represented by the Underlying Funds (i.e., equity, fixed-income, etc.) and the Underlying Funds represented by those asset classes are expected to be as of the date of each Prospectus. For the existing TIAA-CREF Lifecycle and Lifecycle Index Funds, the Registrant discloses the actual allocations among Underlying Funds as of a date prior to the date of the Prospectus, and anticipates that it will do so for the Funds beginning with the annual update of the Funds’ Prospectuses in 2021. Additionally, information on each Fund’s holdings of Underlying Funds will be available in their annual and semiannual reports to shareholders, and portfolio holdings information will be posted on the Funds’ website as of the prior month end consistent with the Funds’ portfolio holdings disclosure policy. However, as noted in the same paragraph, each Fund’s “portfolio management team may use tactical allocation to take advantage of short to intermediate term opportunities through a combination of positions in Underlying Funds.” Therefore, while each Prospectus will disclose the current target allocations among the broad asset classes represented by the Underlying Funds and the Underlying Funds represented by those asset classes as of the date of the Prospectus, and in future years is expected to disclose actual allocations as of a date prior to the date of the applicable Prospectus, these allocations can change over time without advance notice to shareholders, as noted in the language referenced in the comment. During the course of a year, an investor in a Fund will be able to review the Fund’s annual or semiannual shareholder reports or the Fund’s website to see more recent information on allocations among Underlying Funds.

8.       With respect to the disclosure in the “Principal investment risks” section of each Fund’s Prospectus, please add risk disclosure related to investment in emerging markets and small- and mid-cap securities.

Risk disclosures regarding emerging markets and small- and mid-cap securities will be added to the “Principal investment risks” section of each Fund’s Prospectus.

9.       With respect to “Direct Real Estate Underlying Funds Risks” in the “Principal investment risks” section of the TIAA-CREF Lifecycle 2065 Fund’s Prospectus, please also including risk disclosure related to illiquid securities as investments in direct real estate Underlying Funds are considered illiquid.

Risk disclosure regarding illiquid securities will be added to the “Principal investment risks” section of each Fund’s Prospectus. However, the Registrant notes that the addition of risk disclosure regarding illiquid securities for the TIAA-CREF Lifecycle Index 2065 Fund relates to investment exposures other than direct real estate.

10.   The staff notes that, in the “Portfolio management” section of each Fund’s Prospectus, it states that the portfolio managers “are primarily responsible for the management of the Fund on a day-to-day basis.” Is one portfolio manager more responsible than the others, or are they all jointly and primarily responsible? Please see Item 5 of Form N-1A.

Ashley Vroman-Lee
September 9, 2020

Each portfolio manager of the Funds is jointly and primarily responsible for the management of the Funds.

11.   In the “Additional information about investment strategies and risks of the Funds – Principal Risks of the Fund” section of each Fund’s Prospectus, please include a separate risk heading for emerging markets investing.

This change will be made in the applicable section of each Fund’s Prospectus.

12.   In the “Additional information about investment strategies and risks of the Funds – Additional information on principal risks of the Underlying Funds” section of each Fund’s Prospectus, please confirm if the risks that are included are principal or non-principal risks for the Funds.

The Registrant has reviewed the risks in this section, and has moved certain of the risks in the applicable section to the sections discussing the principal risks of the Funds, including “Emerging Markets Risk,” “Fixed-Income Foreign Investment Risk,” “Illiquid Investments Risk,” “Market Volatility, Liquidity and Valuation Risk,” “Mid-Cap Risk,” “Prepayment Risk,” “Style Risk” and “Small-Cap Risk.” With respect to the remaining risks, they generally include all risks that are principal risks of any Underlying Fund that are not included in the principal risks disclosure for the Funds. The materiality of such risks to a Fund will depend on the Fund’s allocations to Underlying Funds at any given time.

The Registrant respectfully notes that, when effective, each Fund will be included in a Prospectus for the existing TIAA-CREF Lifecycle and Lifecycle Index Funds, respectively. As a result, given the different allocations to Underlying Funds among the existing and these new Funds, the materiality of each individual risk will vary from Fund to Fund in each omnibus TIAA-CREF Lifecycle or Lifecycle Index Fund Prospectus.

13.   In the “Glossary” section of each Fund’s Prospectus, where high-yield bonds are referenced, please include junk bond terminology (e.g., that they are usually called junk bonds).

In the “Glossary” section of each Fund’s Prospectus, disclosure will be added noting that high-yield bonds are usually called junk bonds.

14.   The staff notes that the TIAA-CREF Lifecycle Index 2065 Fund is an index fund, but its strategy is substantially identical to the TIAA-CREF Lifecycle 2065 Fund. Please disclose the index that the Fund tracks, and supplementally provide the whitepaper for the index to the staff.

The Registrant respectfully notes that the TIAA-CREF Lifecycle Index 2065 Fund is not an index fund. While the Fund has a policy pursuant to Rule 35d-1 under the 1940 Act of investing at least 80% of its assets (net assets, plus the amount of any borrowings for investment purposes) in Underlying Funds that are managed to seek investment returns that track particular market indices (i.e., Underlying Funds that are index funds), Advisors may actively manage the allocations of the Fund among market sectors and Underlying Funds. The TIAA-CREF Lifecycle Index 2065 Fund is not managed to seek investment returns that track any particular market index.

Ashley Vroman-Lee
September 9, 2020

15.   For the TIAA-CREF Lifecycle Index 2065 Fund, with respect to the Fund’s fundamental policy number 8 in the SAI related to industry concentration, what would happen if the Fund’s index concentrates? Would the Fund concentrate to match its index, and if so is that consistent with the Fund’s concentration policy?

As noted in the response to comment 14 above, the TIAA-CREF Lifecycle Index Fund is not an index fund that is managed to track any particular market index.

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If you have any questions, please do not hesitate to call me at (704) 988-4101.

Very truly yours,

/s/ Jeremy D. Franklin

Jeremy D. Franklin

cc: Rachael M. Zufall

Managing Director, Associate General Counsel